

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2015

Mail Stop 4631

<u>Via E-Mail</u>
Douglas T. Dietrich
Chief Financial Officer
Minerals Technologies Inc.
622 Third Avenue
New York, NY 10017-6707

      Re: Minerals Technologies Inc.
                Form 10-K
                Filed February 18, 2015
                File No. 1-11430

Dear Mr. Dietrich:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Terence O'Brien

                        Terence O'Brien
                        Accounting Branch Chief
                        Office of Manufacturing and
                        Construction